

KOKORO Spirits, Inc. (the "Company") a California Benefit Corporation

Financial Statements (unaudited)

Year ending December 31, 2020

KOKORO Spirits, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
KOKORO (2393)	4,392.40
Total Bank Accounts	**$4,392.40**
Total Current Assets	**$4,392.40**
TOTAL ASSETS	**$4,392.40**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Shareholder Notes Payable	10,000.00
Total Long-Term Liabilities	**$10,000.00**
Total Liabilities	**$10,000.00**
Equity	
Retained Earnings	0.00
Net Income	-5,607.60
Total Equity	**$ -5,607.60**
TOTAL LIABILITIES AND EQUITY	**$4,392.40**

KOKORO Spirits, Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	1,713.15
Legal & Professional Services	4,075.00
Product Development	819.45
Total Expenses	**$6,607.60**
NET OPERATING INCOME	**$ -6,607.60**
Other Income	
Other Income	1,000.00
Total Other Income	**$1,000.00**
NET OTHER INCOME	**$1,000.00**
NET INCOME	**$ -5,607.60**

KOKORO Spirits, Inc.

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,607.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -5,607.60**
FINANCING ACTIVITIES	
Shareholder Notes Payable	10,000.00
Net cash provided by financing activities	**$10,000.00**
NET CASH INCREASE FOR PERIOD	**$4,392.40**
CASH AT END OF PERIOD	**$4,392.40**

KOKORO Spirits, Inc.

Account QuickReport

January - December 2020

DATE	TRANSACTION TYPE	NUM	NAME	MEMO/DESCRIPTION	ACCOUNT	CLR	AMOUNT	BALANCE
Shareholder Notes Payable								
07/23/2020	Deposit		Howard Cao	Online Transfer from MMA ...3301 transaction#: 9989620877	Shareholder Notes Payable		5,000.00	5,000.00
12/16/2020	Deposit		Howard Cao	Online Transfer from MMA ...3301 transaction#: 10827815727	Shareholder Notes Payable		5,000.00	10,000.00
Total for Shareholder Notes Payable							**$10,000.00**	
TOTAL							**$10,000.00**	


KOKORO Spirits, Inc.
Notes to Financial Statements


Note 1 – Organization and Nature of Activities

Kokoro Spirits, Inc. ("the Company") was formed on August 05, 2020 under the laws of the State of California. The Company is a bottler of fine spirits.

The Company will conduct an equity crowdfunding offering during the third quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobse1vable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

Related Party Accounts Payable

The company has entered into a cost sharing arrangement with an entity owned by the CEO. Expenses to date have been funded by the company and are to be reimbursed at the discretion of the CEO.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

In August 2020 the company converted to a California Benefit Corporation. 1 million shares of common stock were authorized. 670,000 shares were issued to the CEO and 110,000 shares were issued to Form & Fiction Ventures, Inc.

Note 6 - Related Party Transactions

See note 3.

Note 7 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetay1 and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity 's ability to continue as a going concern.

Concentration Risk: financial support

A shareholder has provided a material amount of financial support to the company via a cost sharing arrangement. Should this shareholder be unwilling to continue funding operations or should our attempts to raise funds be unsuccessful there could be a material adverse impact on our results of operations.

Concentration risk: supplier, products, and services

We currently provide a single product offering via a single supplier. If we do not develop successful new services or improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve products both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Note 8 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The company has yet to commence principal operations and will require additional funding via the cost sharing arrangement mentioned in Note 3 or additional financing. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.